Management’s Discussion and Analysis
for the three months ended December 31, 2025

1.     HIGHLIGHTS
FINANCIAL
THIRD QUARTER OF FISCAL 2026

(amounts in millions, except per share amounts, adjusted ROCE, net debt-to-adjusted EBITDA and book-to-sales ratio)	Q3-2026	Q3-2025	Variance $	Variance %
Performance
Revenue	$1,252.1	$1,223.4	$28.7	2%
Operating income	$195.8	$262.6	$(66.8)	(25%)
Adjusted segment operating income(1)	$195.8	$190.0	$5.8	3%
Net income attributable to equity holders of the Company	$108.9	$168.6	$(59.7)	(35%)
Basic and diluted earnings per share (EPS)	$0.34	$0.53	$(0.19)	(36%)
Adjusted EPS(1)	$0.34	$0.29	$0.05	17%
Net cash provided by operating activities	$407.6	$424.6	$(17.0)	(4%)
Free cash flow(1)	$411.3	$409.8	$1.5	—%
Liquidity and Capital Structure
Capital employed(1)	$8,032.3	$8,111.8	$(79.5)	(1%)
Adjusted return on capital employed (ROCE)(1)%	7.0%	5.7
Net debt-to-adjusted EBITDA(1)	2.30	3.36
Growth
Adjusted order intake(1)	$1,143.5	$2,218.7	$(1,075.2)	(48%)
Adjusted backlog(1)	$19,193.9	$20,279.7	$(1,085.8)	(5%)
Book-to-sales ratio(1)	0.91	1.81
Book-to-sales ratio(1) for the last 12 months	0.98	1.74

FISCAL 2026 YEAR TO DATE

(amounts in millions, except per share amounts)	Q3-2026	Q3-2025	Variance $	Variance %
Performance
Revenue	$3,587.3	$3,432.5	$154.8	5%
Operating income	$484.9	$489.3	$(4.4)	(1%)
Adjusted segment operating income(1)	$498.9	$473.2	$25.7	5%
Net income attributable to equity holders of the Company	$240.0	$269.4	$(29.4)	(11%)
Basic and diluted EPS	$0.75	$0.84	$(0.09)	(11%)
Adjusted EPS(1)	$0.78	$0.74	$0.04	5%
Net cash provided by operating activities	$606.3	$573.8	$32.5	6%
Free cash flow(1)	$576.1	$524.5	$51.6	10%
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

CAE Third Quarter Report 2026 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2026 mean the fiscal year ending March 31, 2026;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2025;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of February 12, 2026. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2025 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2025. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2026. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our MD&A for the year ended March 31, 2025 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our purpose, mission and vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Discontinued operations;
–Business risk and uncertainty;
–Compensation of key management personnel;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 9.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 9.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Third Quarter Report 2026 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as shareholder activism, availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management.

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 11 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2025. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training in the timeframe anticipated, and our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward‑looking statements made in this MD&A, refer to Section 11 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2025.
4 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
3.     ABOUT CAE
3.1       Who we are

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our purpose, mission and vision

Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.3       Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Technology and market leadership;
–Revolutionizing training and critical operations;
–Skills and culture.

For further details, refer to Section 3.3 “Our strategy” of CAE’s MD&A for the year ended March 31, 2025 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

3.4       Our operations

Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

There have been no significant changes to our operations since the end of fiscal 2025. For further details, refer to Section 3.4 “Our operations” of CAE’s MD&A for the year ended March 31, 2025 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

CAE Third Quarter Report 2026 I 5

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the two main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2025	2025	(decrease)	2025	(decrease)
U.S. dollar (US$ or USD)	1.37	1.39	(1%)	1.44	(5%)
Euro (€ or EUR)	1.61	1.63	(1%)	1.55	4%

We used the average quarterly and year to date foreign exchange rates below to value our revenues and expenses throughout the following periods:

	Three months ended			Nine months ended
	December 31		Increase /	December 31		Increase /
	2025	2024	(decrease)	2025	2024	(decrease)
U.S. dollar (US$ or USD)	1.39	1.40	(1%)	1.39	1.38	1%
Euro (€ or EUR)	1.62	1.49	9%	1.60	1.49	7%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $13.5 million and an increase in adjusted segment operating income of $3.2 million when compared to the third quarter of fiscal 2025. For the first nine months of fiscal 2026, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $50.4 million and an increase in adjusted segment operating income of $7.6 million when compared to the first nine months of fiscal 2025. We calculated this by translating the current quarter foreign currency revenue and adjusted segment operating income of our foreign operations using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 11 “Business Risk and Uncertainty” of our MD&A for the year ended March 31, 2025.

6 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
5.     CONSOLIDATED RESULTS
5.1       Results from operations – third quarter of fiscal 2026

(amounts in millions, except per share amounts)	Q3-2026	Q2-2026	Q1-2026	Q4-2025	Q3-2025
Revenue	$1,252.1	1,236.6	1,098.6	1,275.4	1,223.4
Cost of sales	$889.9	917.3	790.3	884.7	883.8
Gross profit	$362.2	319.3	308.3	390.7	339.6
As a % of revenue(1)%	28.9	25.8	28.1	30.6	27.8
Research and development expenses	$26.0	37.0	36.7	21.4	28.7
Selling, general and administrative expenses	$161.7	148.3	159.4	164.1	140.2
Other (gains) and losses	$4.0	(5.4)	—	(9.6)	(0.1)
After-tax share in profit of equity accounted investees	$(25.3)	(15.9)	(21.6)	(25.1)	(19.2)
Gain on remeasurement of previously held equity interest	$—	—	—	—	(72.6)
Operating income	$195.8	155.3	133.8	239.9	262.6
As a % of revenue(1)%	15.6	12.6	12.2	18.8	21.5
Finance expense – net	$54.1	56.9	54.6	56.5	56.6
Earnings before income taxes	$141.7	98.4	79.2	183.4	206.0
Income tax expense	$29.6	22.3	19.0	45.2	34.8
As a % of earnings before income taxes
(effective tax rate)%	21	23	24	25	17
Net income	$112.1	76.1	60.2	138.2	171.2
Attributable to:
Equity holders of the Company	$108.9	73.9	57.2	135.9	168.6
Non-controlling interests	$3.2	2.2	3.0	2.3	2.6
	$112.1	76.1	60.2	138.2	171.2
EPS attributable to equity holders of the Company
Basic and diluted	$0.34	0.23	0.18	0.42	0.53

Adjusted segment operating income(1)	$195.8	155.3	147.8	258.8	190.0
Adjusted net income(1)	$108.9	73.9	67.5	149.6	91.9
Adjusted EPS(1)	$0.34	0.23	0.21	0.47	0.29
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $1,252.1 million this quarter, $28.7 million or 2% higher compared to the third quarter of fiscal 2025. For the first nine months of fiscal 2026, revenue was $3,587.3 million, $154.8 million or 5% higher than the same period last year. Revenue variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$717.2	$752.6	$(35.4)	(5%)
Defense and Security	534.9	470.8	64.1	14%
Revenue	$1,252.1	$1,223.4	$28.7	2%

Nine months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$1,994.9	$1,980.9	$14.0	1%
Defense and Security	1,592.4	1,451.6	140.8	10%
Revenue	$3,587.3	$3,432.5	$154.8	5%

You will find more details in Section 6 “Results by segment” of this MD&A.

CAE Third Quarter Report 2026 I 7

Management’s Discussion and Analysis

Gross profit was $362.2 million this quarter, $22.6 million or 7% higher compared to the third quarter of fiscal 2025. For the first nine months of fiscal 2026, gross profit was $989.8 million, $80.4 million or 9% higher than the same period last year. Gross profit variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$232.9	$234.2	$(1.3)	(1%)
Defense and Security	129.3	105.4	23.9	23%
Gross profit	$362.2	$339.6	$22.6	7%

Nine months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$632.6	$611.2	$21.4	4%
Defense and Security	357.2	298.2	59.0	20%
Gross profit	$989.8	$909.4	$80.4	9%

You will find more details in Section 6 “Results by segment” of this MD&A.

Operating income was $195.8 million this quarter, $66.8 million or 25% lower compared to the third quarter of fiscal 2025. Last year's operating income included a gain on fair value remeasurement of SIMCOM of $72.6 million. For the first nine months of fiscal 2026, operating income was $484.9 million, $4.4 million or 1% lower compared to the same period last year. This year's operating income included executive management transition costs of $14.0 million. Last year's operating income included a gain on fair value remeasurement of SIMCOM of $72.6 million and restructuring, integration and acquisition costs of $56.5 million. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$141.8	$223.4	$(81.6)	(37%)
Defense and Security	54.0	39.2	14.8	38%
Operating income	$195.8	$262.6	$(66.8)	(25%)

Nine months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$349.9	$407.9	$(58.0)	(14%)
Defense and Security	135.0	81.4	53.6	66%
Operating income	$484.9	$489.3	$(4.4)	(1%)

Adjusted segment operating income was $195.8 million this quarter, $5.8 million or 3% higher compared to the third quarter of fiscal 2025. For the first nine months of fiscal 2026, adjusted segment operating income was $498.9 million, $25.7 million or 5% higher compared to the same period last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$141.8	$150.8	$(9.0)	(6%)
Defense and Security	54.0	39.2	14.8	38%
Adjusted segment operating income	$195.8	$190.0	$5.8	3%

Nine months ended December 31	2025	2024	Variance $	Variance %
Civil Aviation	$358.1	$373.1	$(15.0)	(4%)
Defense and Security	140.8	100.1	40.7	41%
Adjusted segment operating income	$498.9	$473.2	$25.7	5%

You will find more details in Section 6 “Results by segment” of this MD&A.

Finance expense – net was $54.1 million this quarter, $2.5 million or 4% lower compared to the third quarter of fiscal 2025. The decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period, partially offset by higher expense on lease liabilities in support of training network expansions.

For the first nine months of fiscal 2026, finance expense – net was $165.6 million, $6.6 million or 4% higher compared to the same period last year. The increase was mainly due to additional finance expense on borrowings to finance the SIMCOM transaction in the third quarter of last year and higher finance expense on lease liabilities in support of training network expansions. The increase was partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our deleveraging undertakings.
8 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Income tax expense this quarter amounted to $29.6 million, representing an effective tax rate of 21%, compared to an effective tax rate of 17% for the third quarter of fiscal 2025. The adjusted effective tax rate on our adjusted net income was 21% this quarter compared to 29% in the third quarter of fiscal 2025. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

For the first nine months of fiscal 2026, the income tax expense amounted to $70.9 million, representing an effective tax rate of 22% compared to an effective tax rate of 16% for the same period last year. The adjusted effective tax rate on our adjusted net income was 22% for the first nine months of fiscal 2026 compared to 23% for the same period last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

On July 4, 2025, a reconciliation bill titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res 14” was signed into U.S. federal law. The reconciliation bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax (BEAT) rate starting in calendar 2026, reinstating full deduction of U.S. qualified R&D expenditures starting in calendar 2025, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in calendar 2025. This enactment had no material impact on our overall income tax expense nor on the effective tax rate.

5.2       Transformation costs

On November 11, 2025, we announced a transformation plan to simplify our structure, sharpen our focus and strengthen execution. The transformation will focus on streamlining our organizational structure, assessing our portfolio, tightening our capital discipline, and optimizing our operational performance.

During the third quarter of fiscal 2026, we incurred $7.3 million of heightened operating costs associated with the transformation plan, including $4.9 million in Civil Aviation and $2.4 million in Defense and Security. These costs are principally recorded in selling, general and administrative expenses and are included in the determination of adjusted segmented operating income.

5.3       Executive management transition costs

In November 2024, the Company announced its CEO succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

On June 2, 2025, we announced that at the conclusion of a rigorous global selection process, the Board, on the advice of the Company’s CEO Search Committee, unanimously appointed Matthew Bromberg as President and Chief Executive Officer of CAE, effective August 13, 2025. Mr. Bromberg joined CAE on June 16, 2025 as Incoming President and CEO, and worked closely with Mr. Parent throughout the transition to ensure continuity and a smooth handover of leadership responsibilities. Concurrently with Mr. Bromberg’s appointment, and following their election at the 2025 Annual and Special Meeting of Shareholders, Calin Rovinescu became Executive Chairman of the Board and Sophie Brochu became Lead Independent Director.

During the first quarter of fiscal 2026, the Company incurred $14.0 million of executive management transition costs, including $11.4 million related to the CEO's terms of departure, representing accrued expenses not yet paid to the then-current CEO, and $2.6 million of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.
CAE Third Quarter Report 2026 I 9

Management’s Discussion and Analysis

5.4       Consolidated adjusted order intake and adjusted backlog

			Defense and
(amounts in millions)	Civil Aviation		Security		Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
Obligated backlog(1), beginning of period	$7,812.0	$6,391.5	$5,632.5	$5,141.0	$13,444.5	$11,532.5
'+ adjusted order intake(1)	572.4	1,511.8	571.1	706.9	1,143.5	2,218.7
- revenue	(717.2)	(752.6)	(534.9)	(470.8)	(1,252.1)	(1,223.4)
+ / - adjustments	(120.6)	938.7	(41.6)	59.2	(162.2)	997.9
Obligated backlog(1), end of period	$7,546.6	$8,089.4	$5,627.1	$5,436.3	$13,173.7	$13,525.7
Joint venture backlog(1) (all obligated)	681.2	709.3	3,452.9	3,800.5	4,134.1	4,509.8
Unfunded backlog and options(1)	—	—	1,886.1	2,244.2	1,886.1	2,244.2
Adjusted backlog(1)	$8,227.8	$8,798.7	$10,966.1	$11,481.0	$19,193.9	$20,279.7

			Defense and
(amounts in millions)	Civil Aviation		Security		Total
Nine months ended December 31	2025	2024	2025	2024	2025	2024
Obligated backlog(1), beginning of period	$8,165.0	$6,107.5	$5,563.5	$3,407.8	$13,728.5	$9,515.3
'+ adjusted order intake(1)	1,676.6	2,975.6	1,738.3	3,390.4	3,414.9	6,366.0
- revenue	(1,994.9)	(1,980.9)	(1,592.4)	(1,451.6)	(3,587.3)	(3,432.5)
+ / - adjustments	(300.1)	987.2	(82.3)	89.7	(382.4)	1,076.9
Obligated backlog(1), end of period	$7,546.6	$8,089.4	$5,627.1	$5,436.3	$13,173.7	$13,525.7
Joint venture backlog(1) (all obligated)	681.2	709.3	3,452.9	3,800.5	4,134.1	4,509.8
Unfunded backlog and options(1)	—	—	1,886.1	2,244.2	1,886.1	2,244.2
Adjusted backlog(1)	$8,227.8	$8,798.7	$10,966.1	$11,481.0	$19,193.9	$20,279.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The book-to-sales ratio for the quarter was 0.91x. The ratio for the last 12 months was 0.98x.

You will find more details in Section 6 “Results by segment” of this MD&A.

10 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

THIRD QUARTER OF FISCAL 2026

FINANCIAL RESULTS
(amounts in millions)	Q3-2026	Q2-2026	Q1-2026	Q4-2025	Q3-2025
Revenue	$717.2	670.0	607.7	728.4	752.6
Gross profit	$232.9	198.6	201.1	272.4	234.2
As a % of revenue(1)%	32.5	29.6	33.1	37.4	31.1
Operating income	$141.8	108.7	99.4	197.4	223.4
Adjusted segment operating income(1)	$141.8	108.7	107.6	208.4	150.8
As a % of revenue(1)%	19.8	16.2	17.7	28.6	20.0
Depreciation and amortization	$88.1	86.7	86.9	84.3	80.1
Property, plant and equipment expenditures	$29.0	48.3	62.9	62.6	58.4
Intangible asset expenditures	$9.7	15.9	17.7	13.9	12.8
Capital employed(1)	$5,691.8	5,913.9	5,838.0	5,894.3	5,774.3
Adjusted backlog(1)	$8,227.8	8,477.1	8,379.8	8,846.6	8,798.7

Supplementary non-financial information
Simulator equivalent unit	305	297	298	298	292
FFSs in CAE's network	373	369	367	363	362
Utilization rate %	71	64	71	75	76
FFS deliveries	15	12	8	15	20
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $717.2 million this quarter, $35.4 million or 5% lower compared to the third quarter of fiscal 2025. The decrease was mainly due to lower revenue recognized from simulator sales, driven by lower deliveries, and lower utilization on reduced initial training demand in commercial and business training services. The decrease was partially offset by higher revenue from used simulator sales across our network, reflecting the timing of discrete asset dispositions during the period.

Revenue was $1,994.9 million for the first nine months of the year, $14.0 million or 1% higher compared to the same period last year. The increase was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and higher revenue from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by lower revenue recognized from simulator sales, driven by lower deliveries, and lower utilization on reduced initial training demand in business and commercial training services.

Gross profit was $232.9 million this quarter, $1.3 million or 1% lower compared to the third quarter of fiscal 2025. The decrease was mainly due to a lower contribution from commercial and business training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth. The decrease was also due to a lower contribution from simulator sales driven by lower deliveries, partially offset by a more favourable mix of product solutions. The overall decrease was partially offset by a higher contribution from used simulator sales across our network, reflecting the timing of discrete asset dispositions during the period.

CAE Third Quarter Report 2026 I 11

Management’s Discussion and Analysis

Gross profit was $632.6 million for the first nine months of the year, $21.4 million or 4% higher compared to the same period last year. The increase was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by a lower contribution from commercial and business training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth, and a lower contribution from simulator sales, driven by lower deliveries.

Adjusted segment operating income was $141.8 million this quarter, $9.0 million or 6% lower compared to the third quarter of fiscal 2025. The decrease was mainly due to a lower contribution from commercial and business training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth. The decrease was also due to higher selling, general and administrative expenses, including heightened operating costs associated with the transformation plan, and a lower contribution from simulator sales driven by lower deliveries, partially offset by a more favourable mix of product solutions. The overall decrease was partially offset by a higher contribution from used simulator sales across our network, reflecting the timing of discrete asset dispositions during the period.

Adjusted segment operating income was $358.1 million for the first nine months of the year, $15.0 million or 4% lower compared to the same period last year. The decrease was mainly due to a lower contribution from commercial and business training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth, higher selling, general and administrative expenses and a lower contribution from simulator sales, driven by lower deliveries. The decrease was partially offset by the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period.

You will find more details on the reconciliation between operating income and adjustment segmented operating income in Section 9.3 “Non-IFRS measure reconciliations” of this MD&A.

Property, plant and equipment expenditures were $29.0 million this quarter. Growth capital expenditures were $19.7 million for the quarter and maintenance capital expenditures were $9.3 million.

Capital employed decreased by $222.1 million compared to last quarter. The decrease was mainly due to a lower investment in non-cash working capital, movements in foreign exchange rates and lower property, plant and equipment.

Adjusted backlog

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2025	2024	2025	2024
Obligated backlog(1), beginning of period	$7,812.0	$6,391.5	$8,165.0	$6,107.5
'+ adjusted order intake(1)	572.4	1,511.8	1,676.6	2,975.6
- revenue	(717.2)	(752.6)	(1,994.9)	(1,980.9)
+ / - adjustments	(120.6)	938.7	(300.1)	987.2
Obligated backlog(1), end of period	$7,546.6	$8,089.4	$7,546.6	$8,089.4
Joint venture backlog(1) (all obligated)	681.2	709.3	681.2	709.3
Adjusted backlog(1)	$8,227.8	$8,798.7	$8,227.8	$8,798.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted order intake included contracts for 10 full-flight simulators (FFSs) sold in the quarter, bringing the FFS order intake for the first nine months of the fiscal year to 22 FFS.

Adjustments this quarter were mainly due to foreign exchange movements.

This quarter's book-to-sales ratio was 0.80x. The ratio for the last 12 months was 0.89x.

12 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
6.2       Defense and Security

THIRD QUARTER OF FISCAL 2026

FINANCIAL RESULTS
(amounts in millions)	Q3-2026	Q2-2026	Q1-2026	Q4-2025	Q3-2025
Revenue	$534.9	566.6	490.9	547.0	470.8
Gross profit	$129.3	120.7	107.2	118.3	105.4
As a % of revenue(1)%	24.2	21.3	21.8	21.6	22.4
Operating income	$54.0	46.6	34.4	42.5	39.2
Adjusted segment operating income(1)	$54.0	46.6	40.2	50.4	39.2
As a % of revenue(1)%	10.1	8.2	8.2	9.2	8.3
Depreciation and amortization	$27.4	27.3	26.8	26.2	26.2
Property, plant and equipment expenditures	$21.6	39.3	44.0	46.4	39.2
Intangible asset expenditures	$3.1	4.1	4.7	3.7	4.5
Capital employed(1)	$2,004.0	2,096.9	2,062.2	1,991.3	2,041.8
Adjusted backlog(1)	$10,966.1	11,160.0	11,104.3	11,295.6	11,481.0
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $534.9 million this quarter, $64.1 million or 14% higher compared to the third quarter of fiscal 2025. The increase was primarily driven by higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada, and higher revenue from products recognized upon delivery.

Revenue was $1,592.4 million for the first nine months of the year, $140.8 million or 10% higher compared to the same period last year. The increase was primarily driven by higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada, and higher revenue from products recognized upon delivery. This was partially offset by the completion of certain lower margin U.S. programs.

Gross profit was $129.3 million this quarter, $23.9 million or 23% higher compared to the third quarter of fiscal 2025. The increase was mainly due to higher activity and profitability on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts.

Gross profit was $357.2 million for the first nine months of the year, $59.0 million or 20% higher compared to the same period last year. The increase was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs.

Adjusted segment operating income was $54.0 million this quarter, $14.8 million or 38% higher compared to the third quarter of fiscal 2025. The increase was mainly due to higher activity and profitability on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts, and lower net research and development costs mainly due to the recognition of previously unrecognized investment tax credits this quarter. The increase was partially offset by higher selling, general and administrative expenses, including heightened operating costs associated with the transformation plan.

Adjusted segment operating income was $140.8 million for the first nine months of the year, $40.7 million or 41% higher compared to the same period last year. The increase was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs, and partially offset by higher selling, general and administrative expenses.

You will find more details on the reconciliation between operating income and adjustment segmented operating income in Section 9.3 "Non-IFRS measure reconciliations" of this MD&A.

Property, plant and equipment expenditures were $21.6 million this quarter. Growth capital expenditures were $18.9 million for the quarter and maintenance capital expenditures were $2.7 million.

Capital employed decreased by $92.9 million compared to last quarter. The decrease was mainly due to a lower investment in non-cash working capital and movements in foreign exchange rates.

CAE Third Quarter Report 2026 I 13

Management’s Discussion and Analysis

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although only a small fraction of the current business, they disproportionately impacted overall Defense and Security profitability in previous fiscal years. As of December 31, 2025, we have completed three of the Legacy Contracts, and the impact of the ongoing execution of the remaining Legacy Contracts on the Defense and Security profitability is no longer expected to be material. Management is continuing to monitor the remaining Legacy Contracts as a separate group and will continue to take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them. For further details regarding the risks associated with CAE’s program management and execution and its fixed price and long‑term supply contracts, refer to Section 11 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2025.

Adjusted backlog

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2025	2024	2025	2024
Obligated backlog(1), beginning of period	$5,632.5	$5,141.0	$5,563.5	$3,407.8
'+ adjusted order intake(1)	571.1	706.9	1,738.3	3,390.4
- revenue	(534.9)	(470.8)	(1,592.4)	(1,451.6)
+ / - adjustments	(41.6)	59.2	(82.3)	89.7
Obligated backlog(1), end of period	$5,627.1	$5,436.3	$5,627.1	$5,436.3
Joint venture backlog(1) (all obligated)	3,452.9	3,800.5	3,452.9	3,800.5
Unfunded backlog and options(1)	1,886.1	2,244.2	1,886.1	2,244.2
Adjusted backlog(1)	$10,966.1	$11,481.0	$10,966.1	$11,481.0
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjustments this quarter were mainly due to foreign exchange movements.

This quarter's book-to-sales ratio was 1.07x. The ratio for the last 12 months was 1.09x.

This quarter, $54.7 million was added to the unfunded backlog and $108.7 million was transferred to obligated backlog.

14 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2025	2024	2025	2024
Cash provided by operating activities*	$222.7	$220.8	$598.0	$465.6
Changes in non-cash working capital	184.9	203.8	8.3	108.2
Net cash provided by operating activities	$407.6	$424.6	$606.3	$573.8
Maintenance capital expenditures(1)	(12.0)	(16.1)	(52.9)	(56.6)
Intangible assets expenditures excluding capitalized development costs	(3.8)	(4.3)	(10.1)	(17.1)
Proceeds from the disposal of property, plant and equipment	—	1.4	5.1	3.3
Net payments to equity accounted investees	(6.2)	(5.4)	(24.3)	(5.0)
Dividends received from equity accounted investees	27.0	11.4	61.0	28.7
Other investing activities	(1.3)	(1.8)	(9.0)	(2.6)
Free cash flow(1)	$411.3	$409.8	$576.1	$524.5
Growth capital expenditures(1)	(38.6)	(81.5)	(192.2)	(190.6)
Capitalized development costs	(9.0)	(13.0)	(45.1)	(53.2)
Net proceeds from the issuance of common shares	25.3	26.4	42.0	50.2
Repurchase and cancellation of common shares	(1.6)	—	(3.9)	(21.3)
Business combinations, net of cash acquired	—	(308.0)	—	(308.0)
Other cash movements, net	—	(3.5)	(2.5)	(3.5)
Effect of foreign exchange rate changes on cash and cash equivalents	(2.0)	3.3	(2.8)	12.5
Net change in cash before proceeds and repayment of long-term debt	$385.4	$33.5	$371.6	$10.6
* before changes in non-cash working capital
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Net cash from operating activities was $407.6 million this quarter, $17.0 million lower compared to the third quarter of fiscal 2025. The decrease was mainly due to a lower contribution from non-cash working capital.

Net cash from operating activities for the first nine months of the year was $606.3 million, $32.5 million higher than the same period last year. The increase was mainly due to a higher net income adjusted for non-cash items, partially offset by a lower contribution from non-cash working capital.

Free cash flow was $411.3 million this quarter, $1.5 million higher compared to the third quarter of fiscal 2025. The increase was mainly due to higher dividends received from equity accounted investees, partially offset by a lower contribution from non-cash working capital.

Free cash flow for the first nine months of the year was $576.1 million, $51.6 million higher than the same period last year. The increase was mainly due to higher net income adjusted for non‑cash items and higher dividends received from equity accounted investees, partially offset by a lower contribution from non-cash working capital.
CAE Third Quarter Report 2026 I 15

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2025	2025	2025
Use of capital(1):
Current assets	$2,161.1	$2,040.7	$2,143.6
Less: cash and cash equivalents	(463.7)	(178.7)	(293.7)
Current liabilities	(2,363.3)	(2,445.2)	(2,686.5)
Less: current portion of long-term debt	242.9	291.4	399.0
Non-cash working capital(1)	$(423.0)	$(291.8)	$(437.6)
Property, plant and equipment	2,983.6	3,051.5	2,989.5
Intangible assets	3,707.6	3,771.7	3,871.0
Other long-term assets	2,173.3	2,224.7	2,209.7
Other long-term liabilities	(409.2)	(409.6)	(479.9)
Capital employed(1)	$8,032.3	$8,346.5	$8,152.7
Source of capital(1):
Current portion of long-term debt	$242.9	$291.4	$399.0
Long-term debt	3,003.1	3,073.8	3,071.4
Less: cash and cash equivalents	(463.7)	(178.7)	(293.7)
Net debt(1)	$2,782.3	$3,186.5	$3,176.7
Equity attributable to equity holders of the Company	5,167.7	5,078.7	4,891.5
Non-controlling interests	82.3	81.3	84.5
Capital employed(1)	$8,032.3	$8,346.5	$8,152.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE) was 7.0% this quarter, which compares to 5.7% in the third quarter of last year and 6.8% last quarter.

Non-cash working capital decreased by $131.2 million compared to last quarter. The decrease was mainly due to lower accounts receivables, lower inventories and lower contract assets, partially offset by lower accounts payable and accrued liabilities.

Property, plant and equipment decreased by $67.9 million compared to last quarter. The decrease was mainly due to movements in foreign exchange rates and depreciation in excess of capital expenditures.

Intangible assets decreased by $64.1 million compared to last quarter. The decrease was mainly due to movements in foreign exchange rates and amortization in excess of capital expenditures.

Other long-term assets decreased by $51.4 million compared to last quarter. The decrease was mainly due to lower deferred tax assets and lower right-of-use assets.

Other long-term liabilities remained relatively unchanged compared to last quarter.

Total debt decreased by $119.2 million compared to last quarter. The decrease in total debt was mainly due to the net repayments of borrowings and movements in foreign exchange rates.

16 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Net debt decreased by $404.2 million compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2025	December 31, 2025
Net debt(1), beginning of period	$3,186.5	$3,176.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(385.4)	(371.6)
Effect of foreign exchange rate changes on long-term debt	(28.7)	(86.3)
Additions and remeasurements of lease liabilities	1.8	36.6
Other	8.1	26.9
Change in net debt during the period	$(404.2)	$(394.4)
Net debt(1), end of period	$2,782.3	$2,782.3

Liquidity measures	As at December 31	As at December 31
	2025	2024
Net debt-to-capital(1)%	34.6%	41.3
Net debt-to-EBITDA(1)	2.36	9.40
Net debt-to-adjusted EBITDA(1)	2.30	3.36
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In June 2025, we extended the maturity date of this facility by two years, until June 2030. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This facility is renewed annually. We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2025, we are compliant with all our financial covenants.

Term loans
In May 2025, we prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, we extended the maturity date of our US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027.

In June 2025, we entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate. Proceeds from this term loan have been principally used to repay other various debt bearing higher interest rates.

Credit rating
CAE's credit rating issued by S&P Global Ratings of BBB- with negative outlook has remained unchanged as at December 31, 2025.

Total equity increased by $90.0 million this quarter. The increase in equity was mainly due to net income realized this quarter and the impact of equity-settled awards, partially offset by changes in other comprehensive income driven by foreign currency translation adjustments.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 321,682,416 common shares issued and outstanding as at December 31, 2025 with total share capital of $2,377.5 million. In addition, we had 3,028,251 options outstanding. As at January 31, 2026, we had a total of 321,805,263 common shares issued and outstanding and 2,887,749 options outstanding.

Repurchase and cancellation of common shares
On June 6, 2025, we announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of our common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended December 31, 2025, we repurchased and cancelled a total of 44,100 common shares (2024 – nil) under the NCIB, at a weighted average price of $36.50 per common share (2024 – nil), for a total consideration of $1.6 million (2024 ‑ nil). During the nine months ended December 31, 2025, we repurchased and cancelled a total of 106,000 common shares (2024 – 856,230) under the NCIB, at a weighted average price of $36.65 per common share (2024 – $24.85), for a total consideration of $3.9 million (2024 – $21.3 million).
CAE Third Quarter Report 2026 I 17

Management’s Discussion and Analysis

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
9.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

18 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non‑cash items. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

CAE Third Quarter Report 2026 I 19

Management’s Discussion and Analysis

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.3 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

20 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

9.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE Third Quarter Report 2026 I 21

Management’s Discussion and Analysis

9.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
Operating income	$141.8	$223.4	$54.0	$39.2	$195.8	$262.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$141.8	$150.8	$54.0	$39.2	$195.8	$190.0

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Nine months ended December 31	2025	2024	2025	2024	2025	2024
Operating income	$349.9	$407.9	$135.0	$81.4	$484.9	$489.3
Restructuring, integration and acquisition costs	—	37.8	—	18.7	—	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	—	5.8	—	14.0	—
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$358.1	$373.1	$140.8	$100.1	$498.9	$473.2

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except per share amounts)	2025	2024	2025	2024
Net income attributable to equity holders of the Company	$108.9	$168.6	$240.0	$269.4
Restructuring, integration and acquisition costs, after tax	—	—	—	43.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	—	10.3	—
Gain on fair value remeasurement of SIMCOM, after tax	—	(76.7)	—	(76.7)
Adjusted net income	$108.9	$91.9	$250.3	$235.9

Average number of shares outstanding (diluted)	322.7	319.8	321.9	319.2

Adjusted EPS	$0.34	$0.29	$0.78	$0.74

22 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
Calculation of adjusted effective tax rate

		Three months ended	Nine months ended
		December 31		December 31
(amounts in millions, except effective tax rates)		2025	2024	2025	2024
Earnings before income taxes		$141.7	$206.0	$319.3	$330.3
Restructuring, integration and acquisition costs		—	—	—	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		—	—	14.0	—
Gain on fair value remeasurement of SIMCOM		—	(72.6)	—	(72.6)
Adjusted earnings before income taxes		$141.7	$133.4	$333.3	$314.2

Income tax expense		$29.6	$34.8	$70.9	$53.5
Tax impact on restructuring, integration and acquisition costs		—	—	—	13.3
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on executive management transition costs		—	—	3.7	—
Tax impact on gain on fair value remeasurement of SIMCOM		—	4.1	—	4.1
Adjusted income tax expense		$29.6	$38.9	$74.6	$70.9

Effective tax rate	%	21%	17%	22%	16
Adjusted effective tax rate	%	21%	29%	22%	23

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2025	2024
Operating income (loss)	$724.8	$(43.7)
Depreciation and amortization	453.7	400.4
EBITDA	$1,178.5	$356.7
Restructuring, integration and acquisition costs	—	111.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	22.3	—
Shareholder matters	10.6	—
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Impairment of goodwill	—	568.0
Impairment of technology and other non-financial assets	—	35.7
Adjusted EBITDA	$1,211.4	$999.3

Net debt	$2,782.3	$3,352.9

Net debt-to-EBITDA	2.36	9.40
Net debt-to-adjusted EBITDA	2.30	3.36

CAE Third Quarter Report 2026 I 23

Management’s Discussion and Analysis

10.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Interim Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of December 31, 2025, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Interim Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the third quarter of fiscal 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
24 I CAE Third Quarter Report 2026

Management’s Discussion and Analysis
11.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2026
Revenue	$1,098.6	1,236.6	1,252.1	—	3,587.3
Net income	$60.2	76.1	112.1	—	248.4
Equity holders of the Company	$57.2	73.9	108.9	—	240.0
Non-controlling interests	$3.0	2.2	3.2	—	8.4
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.23	0.34	—	0.75
Adjusted EPS(1)	$0.21	0.23	0.34	—	0.78
Average number of shares outstanding (basic)	320.4	320.7	321.4	—	320.8
Average number of shares outstanding (diluted)	321.1	322.2	322.7	—	321.9
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	1,275.4	4,707.9
Net income	$50.8	54.8	171.2	138.2	415.0
Equity holders of the Company	$48.3	52.5	168.6	135.9	405.3
Non-controlling interests	$2.5	2.3	2.6	2.3	9.7
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	0.42	1.27
Adjusted EPS(1)	$0.21	0.24	0.29	0.47	1.21
Average number of shares outstanding (basic)	318.6	318.7	319.0	320.0	319.1
Average number of shares outstanding (diluted)	318.8	319.1	319.8	321.1	319.7
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income (loss)	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS(1)	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2026 I 25

Consolidated Interim Financial Statement

Consolidated Income Statement

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2025	2024	2025	2024
Revenue	2	$1,252.1	$1,223.4	$3,587.3	$3,432.5
Cost of sales		889.9	883.8	2,597.5	2,523.1
Gross profit		$362.2	$339.6	$989.8	$909.4
Research and development expenses		26.0	28.7	99.7	101.8
Selling, general and administrative expenses		161.7	140.2	469.4	401.3
Other (gains) and losses		4.0	(0.1)	(1.4)	(3.7)
Share of after-tax profit of equity accounted investees	2	(25.3)	(19.2)	(62.8)	(63.2)
Restructuring, integration and acquisition costs		—	—	—	56.5
Gain on remeasurement of previously held equity interest		—	(72.6)	—	(72.6)
Operating income		$195.8	$262.6	$484.9	$489.3
Finance expense – net	3	54.1	56.6	165.6	159.0
Earnings before income taxes		$141.7	$206.0	$319.3	$330.3
Income tax expense		29.6	34.8	70.9	53.5
Net income		$112.1	$171.2	$248.4	$276.8
Attributable to:
Equity holders of the Company		$108.9	$168.6	$240.0	$269.4
Non-controlling interests		3.2	2.6	8.4	7.4
Earnings per share attributable to equity holders of the Company
Basic and diluted	4	$0.34	$0.53	$0.75	$0.84

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

26 I CAE Third Quarter Report 2026

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	2025	2024	2025	2024
Net income	$112.1	$171.2	$248.4	$276.8
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(85.1)	$248.8	$(182.4)	$315.7
Net gain (loss) on hedges of net investment in foreign operations	26.2	(127.8)	90.5	(122.5)
Reclassification to income of gains on foreign currency exchange differences	(1.2)	(7.8)	(4.9)	(7.9)
Net gain (loss) on cash flow hedges	6.0	(35.7)	12.6	(36.8)
Reclassification to income of losses on cash flow hedges	1.8	10.9	6.7	15.8
Income taxes	(3.1)	11.9	(5.8)	9.8
	$(55.4)	$100.3	$(83.3)	$174.1
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$8.2	$(5.7)	$62.2	$(59.9)
Income taxes	(2.2)	1.5	(16.5)	15.9
	$6.0	$(4.2)	$45.7	$(44.0)
Other comprehensive (loss) income	$(49.4)	$96.1	$(37.6)	$130.1
Total comprehensive income	$62.7	$267.3	$210.8	$406.9
Attributable to:
Equity holders of the Company	$60.4	$262.1	$204.0	$396.3
Non-controlling interests	2.3	5.2	6.8	10.6

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2026 I 27

Consolidated Interim Financial Statement
Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2025	2025
Assets
Cash and cash equivalents	$463.7	$293.7
Accounts receivable	529.0	612.0
Contract assets	463.7	482.2
Inventories	527.9	595.0
Prepayments	81.1	78.2
Income taxes recoverable	70.6	59.0
Derivative financial assets	25.1	23.5
Total current assets	$2,161.1	$2,143.6
Property, plant and equipment	2,983.6	2,989.5
Right-of-use assets	749.6	788.0
Intangible assets	3,707.6	3,871.0
Investment in equity accounted investees	564.8	559.1
Employee benefits assets	32.8	11.6
Deferred tax assets	128.8	191.8
Derivative financial assets	2.1	1.4
Other non-current assets	695.2	657.8
Total assets	$11,025.6	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	$1,020.6	$1,190.8
Provisions	25.9	34.5
Income taxes payable	22.1	18.4
Contract liabilities	1,040.3	1,001.6
Current portion of long-term debt	242.9	399.0
Derivative financial liabilities	11.5	42.2
Total current liabilities	$2,363.3	$2,686.5
Provisions	14.0	14.3
Long-term debt	3,003.1	3,071.4
Employee benefits obligations	106.0	134.1
Deferred tax liabilities	36.9	40.7
Derivative financial liabilities	5.8	22.4
Other non-current liabilities	246.5	268.4
Total liabilities	$5,775.6	$6,237.8
Equity
Share capital	$2,377.5	$2,327.1
Contributed surplus	94.7	69.8
Accumulated other comprehensive income	300.1	381.8
Retained earnings	2,395.4	2,112.8
Equity attributable to equity holders of the Company	$5,167.7	$4,891.5
Non-controlling interests	82.3	84.5
Total equity	$5,250.0	$4,976.0
Total liabilities and equity	$11,025.6	$11,213.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
28 I CAE Third Quarter Report 2026

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Nine months ended December 31, 2025		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2025		320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income		—	$—	$—	$—	$240.0	$240.0	$8.4	$248.4
Other comprehensive (loss) income		—	—	—	(81.7)	45.7	(36.0)	(1.6)	(37.6)
Total comprehensive (loss) income		—	$—	$—	$(81.7)	$285.7	$204.0	$6.8	$210.8
Exercise of stock options		1,520,398	51.1	(9.1)	—	—	42.0	—	42.0
Settlement of equity-settled awards		2,951	0.1	(0.1)	—	—	—	—	—
Repurchase and cancellation of common shares	4	(106,000)	(0.8)	—	—	(3.1)	(3.9)	—	(3.9)
Equity-settled share-based payments expense, after tax		—	—	34.1	—	—	34.1	—	34.1
Transactions with non-controlling interests		—	—	—	—	—	—	(9.0)	(9.0)
Balances as at December 31, 2025		321,682,457	$2,377.5	$94.7	$300.1	$2,395.4	$5,167.7	$82.3	$5,250.0

		Attributable to equity holders of the Company
Nine months ended December 31, 2024		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$269.4	$269.4	$7.4	$276.8
Other comprehensive income (loss)		—	—	—	170.9	(44.0)	126.9	3.2	130.1
Total comprehensive income		—	$—	$—	$170.9	$225.4	$396.3	$10.6	$406.9
Exercise of stock options		2,174,482	58.8	(8.6)	—	—	50.2	—	50.2
Settlement of equity-settled awards		43,557	1.2	(1.2)	—	—	—	—	—
Repurchase and cancellation of common shares	4	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax		—	—	23.4	—	—	23.4	—	23.4
Transactions with non-controlling interests		—	—	—	—	—	—	(2.9)	(2.9)
Balances as at December 31, 2024		319,674,042	$2,306.8	$69.0	$324.9	$1,972.8	$4,673.5	$85.4	$4,758.9

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2026 I 29

Consolidated Interim Financial Statement
Consolidated Statement of Cash Flows

		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2025	2024
Operating activities
Net income		$248.4	$276.8
Adjustments for:
Depreciation and amortization	2	343.2	304.2
Share of after-tax profit of equity accounted investees		(62.8)	(63.2)
Deferred income taxes		41.6	9.4
Investment tax credits		(20.1)	(8.9)
Equity-settled share-based payments expense		31.3	23.4
Defined benefit pension plans		12.6	25.8
Derivative financial assets and liabilities – net		(7.8)	(37.0)
Gain on remeasurement of previously held equity interest		—	(72.6)
Other		11.6	7.7
Changes in non-cash working capital	5	8.3	108.2
Net cash provided by operating activities		$606.3	$573.8
Investing activities
Business combinations, net of cash acquired		$—	$(308.0)
Property, plant and equipment expenditures	2	(245.1)	(247.2)
Proceeds from disposal of property, plant and equipment		5.1	3.3
Intangible assets expenditures	2	(55.2)	(70.3)
Net payments to equity accounted investees		(24.3)	(5.0)
Dividends received from equity accounted investees		61.0	28.7
Other		(10.2)	(5.2)
Net cash used in investing activities		$(268.7)	$(603.7)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities		$(0.2)	$97.7
Proceeds from long-term debt	3	89.1	314.7
Repayment of long-term debt	3	(243.1)	(237.8)
Repayment of lease liabilities		(47.4)	(42.8)
Net proceeds from the issuance of common shares		42.0	50.2
Repurchase and cancellation of common shares	4	(3.9)	(21.3)
Other		(1.3)	(0.9)
Net cash (used in) provided by financing activities		$(164.8)	$159.8
Effect of foreign currency exchange differences on cash and cash equivalents		$(2.8)	$12.5
Net increase in cash and cash equivalents		$170.0	$142.4
Cash and cash equivalents, beginning of period		293.7	160.1
Cash and cash equivalents, end of period		$463.7	$302.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE Third Quarter Report 2026

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the Board of Directors on February 12, 2026.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES
Nature of operations
CAE exists to make the world safer. CAE delivers cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The material accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2025. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2025.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 – Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2025.

CAE Third Quarter Report 2026 I 31

Notes to the Consolidated Interim Financial Statements

NOTE 2 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the nine months ended December 31, 2025, impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (recorded in selling, general and administrative expenses).

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Specified items included in the segment profitability measure are as follows:

			Defense
	Civil Aviation		and Security		Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
External revenue	$717.2	$752.6	$534.9	$470.8	$1,252.1	$1,223.4
Depreciation and amortization	88.1	80.1	27.4	26.2	115.5	106.3
Share of after-tax profit of equity accounted investees	20.5	13.8	4.8	5.4	25.3	19.2
Gross profit	232.9	234.2	129.3	105.4	362.2	339.6
Operating income	141.8	223.4	54.0	39.2	195.8	262.6
Adjusted segment operating income	141.8	150.8	54.0	39.2	195.8	190.0

			Defense
	Civil Aviation		and Security		Total
Nine months ended December 31	2025	2024	2025	2024	2025	2024
External revenue	$1,994.9	$1,980.9	$1,592.4	$1,451.6	$3,587.3	$3,432.5
Depreciation and amortization	261.7	228.1	81.5	76.1	343.2	304.2
Share of after-tax profit of equity accounted investees	44.4	47.9	18.4	15.3	62.8	63.2
Gross profit	632.6	611.2	357.2	298.2	989.8	909.4
Operating income	349.9	407.9	135.0	81.4	484.9	489.3
Adjusted segment operating income	358.1	373.1	140.8	100.1	498.9	473.2

32 I CAE Third Quarter Report 2026

Notes to the Consolidated Interim Financial Statements

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
Operating income	$141.8	$223.4	$54.0	$39.2	$195.8	$262.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$141.8	$150.8	$54.0	$39.2	$195.8	$190.0

			Defense
	Civil Aviation		and Security			Total
Nine months ended December 31	2025	2024	2025	2024	2025	2024
Operating income	$349.9	$407.9	$135.0	$81.4	$484.9	$489.3
Restructuring, integration and acquisition costs	—	37.8	—	18.7	—	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	—	5.8	—	14.0	—
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$358.1	$373.1	$140.8	$100.1	$498.9	$473.2

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended December 31		Nine months ended December 31
	2025	2024	2025	2024
Civil Aviation	$38.7	$71.2	$183.5	$219.8
Defense and Security	24.7	43.7	116.8	97.7
Total capital expenditures	$63.4	$114.9	$300.3	$317.5

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	December 31	March 31
	2025	2025
Assets employed
Civil Aviation	$6,955.8	$7,263.4
Defense and Security	2,955.0	3,000.6
Assets not included in assets employed by segment	1,114.8	949.8
Total assets	$11,025.6	$11,213.8
Liabilities employed
Civil Aviation	$1,264.0	$1,369.1
Defense and Security	951.0	1,009.3
Liabilities not included in liabilities employed by segment	3,560.6	3,859.4
Total liabilities	$5,775.6	$6,237.8

CAE Third Quarter Report 2026 I 33

Notes to the Consolidated Interim Financial Statements

Products and services information
The Company's revenue from external customers for its products and services are as follows:

			Defense
	Civil Aviation		and Security		Total
Three months ended December 31	2025	2024	2025	2024	2025	2024
Products	$243.1	$290.4	$259.9	$195.2	$503.0	$485.6
Training, software and services	474.1	462.2	275.0	275.6	749.1	737.8
Total external revenue	$717.2	$752.6	$534.9	$470.8	$1,252.1	$1,223.4

			Defense
	Civil Aviation		and Security		Total
Nine months ended December 31	2025	2024	2025	2024	2025	2024
Products	$648.3	$721.1	$782.4	$636.7	$1,430.7	$1,357.8
Training, software and services	1,346.6	1,259.8	810.0	814.9	2,156.6	2,074.7
Total external revenue	$1,994.9	$1,980.9	$1,592.4	$1,451.6	$3,587.3	$3,432.5

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended December 31		Nine months ended December 31
	2025	2024	2025	2024
External revenue
Canada	$138.2	$145.5	$368.7	$357.0
United States	551.5	547.8	1,633.3	1,621.6
United Kingdom	64.2	67.9	185.4	207.4
Rest of Americas	25.1	32.0	85.1	106.6
Europe	220.0	182.3	563.6	484.9
Asia	215.9	214.9	621.6	542.6
Oceania and Africa	37.2	33.0	129.6	112.4
	$1,252.1	$1,223.4	$3,587.3	$3,432.5

		December 31		March 31
			2025	2025
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada			$1,517.7	$1,541.7
United States			4,337.7	4,534.7
United Kingdom			398.7	399.0
Rest of Americas			217.0	221.8
Europe			1,241.8	1,162.3
Asia			573.9	610.8
Oceania and Africa			194.6	188.2
			$8,481.4	$8,658.5

34 I CAE Third Quarter Report 2026

Notes to the Consolidated Interim Financial Statements

NOTE 3 – DEBT FACILITIES AND FINANCE EXPENSE – NET

	Three months ended December 31		Nine months ended December 31
	2025	2024	2025	2024
Finance expense:
Long-term debt (other than lease liabilities)	$36.2	$40.3	$111.3	$116.1
Lease liabilities	11.8	11.2	36.3	30.1
Other	12.2	11.2	35.2	31.9
Borrowing costs capitalized	(1.5)	(0.9)	(4.8)	(3.9)
Finance expense	$58.7	$61.8	$178.0	$174.2
Finance income:
Loans and investment in finance leases	$(3.1)	$(3.5)	$(8.8)	$(10.4)
Other	(1.5)	(1.7)	(3.6)	(4.8)
Finance income	$(4.6)	$(5.2)	$(12.4)	$(15.2)
Finance expense – net	$54.1	$56.6	$165.6	$159.0

Revolving credit facility
In June 2025, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility by two years, until June 2030.

Term loans
In May 2025, the Company prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, the Company extended the maturity date of a US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027.

In June 2025, the Company entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate.

NOTE 4 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Repurchase and cancellation of common shares
On June 6, 2025, the Company announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of its common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended December 31, 2025, the Company repurchased and cancelled a total of 44,100 common shares (2024 – nil) under the NCIB, at a weighted average price of $36.50 per common share (2024 – nil), for a total consideration of $1.6 million (2024 – nil). During the nine months ended December 31, 2025, the Company repurchased and cancelled a total of 106,000 common shares (2024 – 856,230) under the NCIB, at a weighted average price of $36.65 per common share (2024 ‑ $24.85), for a total consideration of $3.9 million (2024 – $21.3 million).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
	2025	2024	2025	2024
Weighted average number of common shares outstanding	321,419,285	319,021,553	320,842,883	318,776,416
Effect of dilutive stock options and other equity-settled share-based payments	1,296,626	793,907	1,076,618	463,843
Weighted average number of common shares outstanding
for diluted earnings per share calculation	322,715,911	319,815,460	321,919,501	319,240,259

For the three months ended December 31, 2025, stock options to acquire nil common shares (2024 – 1,845,100) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the nine months ended December 31, 2025, stock options to acquire 5,800 common shares (2024 – 2,841,731) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE Third Quarter Report 2026 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 5 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	Nine months ended December 31
	2025	2024
Accounts receivable	$73.5	$122.2
Contract assets	15.4	32.4
Inventories	84.5	2.6
Prepayments	(11.7)	(23.8)
Income taxes	(13.7)	(63.6)
Accounts payable and accrued liabilities	(183.7)	(52.8)
Provisions	(9.4)	(6.3)
Contract liabilities	53.4	97.5
	$8.3	$108.2

Supplemental information:

	Nine months ended December 31
	2025	2024
Interest paid	$145.6	$150.1
Interest received	13.2	15.3
Income taxes paid	38.2	82.9

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

36 I CAE Third Quarter Report 2026

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		December 31			March 31
			2025		2025
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$463.7	$463.7	$293.7	$293.7
Equity swap agreements	Level 2	7.9	7.9	13.0	13.0
Forward foreign currency contracts	Level 2	2.9	2.9	(6.4)	(6.4)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(3.1)	(3.1)	(14.4)	(14.4)
Forward foreign currency contracts	Level 2	2.2	2.2	(31.9)	(31.9)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	468.4	468.4	567.7	567.7
Investment in finance leases	Level 2	143.9	140.0	142.0	135.8
Other non-current assets(2)	Level 2	94.4	94.4	79.5	79.5
Accounts payable and accrued liabilities(3)	Level 2	(799.9)	(799.9)	(914.4)	(914.4)
Total long-term debt(4)	Level 2	(2,487.5)	(2,518.1)	(2,684.7)	(2,700.6)
Other non-current liabilities(5)	Level 2	(76.3)	(73.2)	(91.4)	(84.8)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,182.0)	$(2,213.4)	$(2,645.9)	$(2,661.4)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the nine months ended December 31, 2025, there were no significant changes in level 3 financial instruments.

CAE Third Quarter Report 2026 I 37